HOGAN & HARTSON L.L.P.
Columbia Square
555 Thirteenth St., N.W.
Washington, D.C. 20004
202/637-5600

June 16, 2005

VIA EDGAR AND BY UNITED PARCEL SERVICE

United States Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549
Mail Stop 6010
Attention: Jim B. Rosenberg
                  Division of Corporate Finance

Re:	Array BioPharma Inc. Form 10-K for the fiscal year ended June 30, 2004 Form 10-Q for the quarterly period ended March 31, 2005 File No. 001-16633

Ladies and Gentlemen:

        On behalf of Array BioPharma Inc. (the "Company"), we are responding to the comments of the staff of the Securities and Exchange Commission (the "Staff") transmitted to Mr. R. Michael Carruthers on May 27, 2005 regarding the above captioned annual report on Form 10-K for the Company's fiscal year ended June 30, 2004 (the "Form 10-K") and the quarterly report on Form 10-Q for the Company's fiscal quarter ended March 31, 2005 (the "Form 10-Q").

        The Company's responses to the Staff's comments are set forth below, and for ease of reference, we have reproduced your comments followed by the Company's response. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the Form 10-K and the Form 10-Q, as applicable.

        As discussed below, the Company believes that a number of the changes suggested by the Staff's comments can enhance the Company's disclosure, and therefore the Company intends to incorporate those suggestions in its annual report on Form 10-K for the fiscal year ended June 30, 2005 (the "Fiscal 2005 Form 10-K"), which the Company intends to file no later than August 31, 2005. The Company does not believe that the changes the Company intends to make, individually or in the aggregate, are material to an investor's investment decision or would be material if also incorporated in amendments to the Form 10-K or the subsequently filed quarterly reports. In many cases, the additional information the Company would include can be derived from other information already provided in the Form 10-K and subsequently filed quarterly reports. Amending the prior reports so close in time to the filing of the Fiscal 2005 Form 10-K would not, therefore, provide any useful or meaningful disclosure to investors.

        Once the Staff has reviewed the responses set forth below, the Company would welcome the opportunity to discuss any additional questions the Staff may have.

* * * * *

Form 10-K for the fiscal year ended June 30,2004

Item 7. Management's Discussion and Analysis of Financial Condition and Results … page 32

Results of Operations, page 35

  1.
  Where you attribute multiple factors for the changes in your revenues, costs and expenses, please ensure that you have quantified these factors, as required by Financial Reporting Codification Section 501.04.

    Response: Disclosure of multiple factors contributing to changes in line items of the financial statements is required where the identification and quantification of the extent of the contribution of each of two or more factors is necessary to an understanding of a material change in a line item in the financial statements. The Company believes that it has provided information quantifying factors that contribute to material changes for the periods covered by the Form 10-K where such information is material to an understanding of the changes. The Company notes the Staff's comment, however, and will continue to enhance this disclosure in the Fiscal 2005 Form 10-K and in subsequently filed periodic reports to the extent necessary to aid investors in understanding material changes in the line items to the Company's financial statements.

  2.
  We noted that it is not expected that Lead Generation Libraries will be a significant source of revenues in future periods and that no new Lead Generation Libraries will be produced other than for your own proprietary research. Based on this and your other disclosures about your sources of revenues, it would appear that any future revenues would result almost exclusively from out-license and collaboration agreements or from research funding received from your collaborators. In addition, we noted that you plan to continue to increase your investment in your proprietary research programs and that you intend to progress these programs through clinical development.

    In light of the above, we believe that your disclosures about historical research and development expenses and estimated future expenses related to your major research and development projects could be enhanced for investors. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII—Industry Specific: Issues—Accounting and disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/eorpfin/cfcrg032001.htm.

    Please expand your MD&A to disclose the following information for each of your major research and development projects:

      a.
      The current status of the project;

      b.
      The costs incurred during each period presented and to date on each project;

      c.
      The nature, timing and estimated costs of the efforts necessary to complete each project;

      d.
      The anticipated completion dates of each project;

      e.
      The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if each project is not completed timely; and finally

      f.
      The period in which material net cash inflows from significant projects are expected to commence for each project.

    Regarding b., if you do not maintain any research and development costs by project, please disclose that fact and explain why management does not maintain and evaluate research and development costs by project. In this regard, please provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

    Regarding c. and d., please disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, please disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

    Response: The Company agrees that its disclosure regarding the status of its major R&D programs could be improved and will seek to enhance this disclosure in future filings. The Company has disclosed the nature and status of these programs in the business section of the Form 10-K, and will continue to do so in future filings. The Company will also include a summary of this information in MD&A in future filings as suggested by the Staff.

    The Company manages its R&D projects based on scientific data, and achievement of research plan goals. The Company's scientists record their time to specific projects when possible. However, many activities simultaneously benefit multiple projects and cannot be readily attributed to a specific project. Accordingly, accurate assignment of time and costs to a specific project is difficult and potentially misleading. The Company proposes to further explain the limitations of its project cost accounting in the Fiscal 2005 Form 10-K and in subsequent periodic filings. The Company does, however, track R&D costs by type. As its R&D costs increase, the Company intends to include in future filings disclosure of types of R&D costs, including salary and benefit costs, consulting and outsourced services, laboratory supplies and facilities and depreciation, in the Results of Operations section of MD&A.

    The timing and cost of inventing and developing drugs are highly variable and involve many factors over which the Company has limited control or visibility, particularly for drug discovery programs at an early stage. In addition, the Company is at an early stage for developing drugs and as a result does not have sufficient internal data to accurately project completion dates or total costs. The Company proposes to clarify this in its subsequent SEC filings and include typical, industry-wide expected completion dates for various development stages and, as it gains specific experience, supplement this industry information with its own institutional experience in future filings.

    As requested by the Staff, the Company will include in MD&A of future filings additional disclosure of risks and uncertainties associated with the ability of the Company to timely achieve R&D project goals, at all or within the Company's or its collaborators' expected schedule, as well as the consequences of not doing so. The Company also notes that this information is currently disclosed in the Form 10-K in the Company's Risk Factors.

Liquidity and Capital Resources; page 38

    On page 32, we noted that you have the potential to earn over $200 million in additional milestone payments. So long as you disclose milestone payments that you may receive, please elaborate on the material uncertainties affecting realization of these payments.

    Response: The Company notes that it has disclosed on page 39 that it may not receive milestone and/or royalty payments under its collaboration agreements, which may impact its future capital requirements. In addition, the Company has described in its risk factors on page 16 "We have a history of losses and may not achieve or sustain profitability", page 17 "We may not be successful in entering into additional out-license agreements on favorable terms", page 18 "Our collaborators have substantial control and discretion over the timing and the continued development and marketing of drug candidates we create", page 19 "The sale and manufacture of drug candidates that we develop with our collaborators or on our own may not receive regulatory approval", and page 21 "If our drug discovery and development programs do not progress as anticipated, our revenue and stock price could be negatively impacted" the material uncertainties affecting the Company's ability to realize these payments. The Company notes the Staff's comment, however, and intends to include disclosure of these material uncertainties in Liquidity and Capital Resources beginning with the Fiscal 2005 Form 10-K.

Item 8. Financial Statements and Supplementary Data, page 42

Statements of Operations, page 45

  3.
  As suggested by paragraph 14 of chapter 4 of ARB 43, the provision for excess inventory should be presented as a separate line item in your statement of operations. It should, however, be within total cost of sales. Please revise your statement of operations presentation and your MD&A discussions of cost of sales and gross margin, accordingly.

    Response: Although paragraph 14 of chapter 4 of ARB 43 suggests that the provision for excess inventory should be within total cost of sales, the Company respectfully submits that its presentation provides all material information to investors both in the Statement of Operations and in MD&A, is not misleading and assists investors in understanding the impact of the Company's inventory write down in the affected and comparable periods. As a result, the Company does not believe that an amendment to the Form 10-K is necessary.

Notes to Financial Statements, page 48

1. Business and Summary of Significant Accounting Policies, page 48

  4.
  We noted that you have entered into various research and development agreements but did not note the disclosures required by paragraph 14 of SFAS 68. As such, please provide the disclosures. Otherwise, please tell us how these agreements are not within the scope of SFAS 68, as defined in paragraph 3, or where you provided these disclosures.

    Response: The Company's out-licensing and collaboration agreements provide for research funding based on the number of full time equivalent employees contractually assigned to a program. The Company does not bear any risk of the failure of the contracted research and development activities and the payments are not contingent based on the success or failure of these activities. SFAS 68 applies to "…research and development arrangements through which [an enterprise] can obtain the results of research and development funded partially or entirely by others." Accordingly, the Company does not believe these agreements are within the scope of SFAS 68. The Company will review its disclosure beginning with the Fiscal 2005 Form 10-K to make any enhancements it believes are necessary to clarify this for investors.

Property. Plant and Equipment, page 49

  5.
  We noted that you amortize leasehold improvements over a lease term that appears to assume that you will exercise optional extensions of the lease term. Please tell us why this lease term is appropriate, as it is defined in paragraph 5(f) of SFAS 13. If the renewals are reasonably assured, as per paragraph 5(f), please disclose this fact and why they are reasonably assured under "Obligations and Commitments" in MD&A.

    Response: The Company amortizes leasehold improvements over the useful life of the lease, which the Company believes to be 15 years. This period includes one or more of the several available extension options included in the Company's leases. Because of the high cost to create laboratory space and its relative scarcity, the Company concluded that, as of June 30, 2004, continuing to lease its buildings for at least 15 years was reasonably assured.

    The Company reassesses the usefulness of its leased spaces regularly to determine whether they continue to warrant a useful life of 15 years, and if there is any change, will make appropriate changes to the disclosures in the Fiscal 2005 Form 10-K.

Software Development Cost, page 50

  6.
  We noted that you capitalize costs incurred on projects intended to create a new software system or to add identifiable functionality to an existing system. Please tell us the intended uses for this software and whether you have capitalized these costs under SFAS 86 or SOP 98-1. In addition, please tell us how your capitalization of these costs have complied with that guidance, in terms of the stages during which you capitalized these costs and the types of costs being capitalized,

    Response: The Company capitalizes software development costs as required by SOP 98-1. The Company uses the software it develops in scientific systems for capturing, searching and presenting data. All direct, payroll-related costs for time incurred during the software development stage is capitalized. However, any time incurred for preliminary project planning, training, implementation or ongoing maintenance is charged to operations and not capitalized.

Revenue Recognition, page 50

  7.
  We noted your revenue recognition policies and have the following comments:

    Response: The Company's revenue is derived from designing, creating, optimizing and evaluating drug candidates for its collaborators. The majority of the Company's collaboration revenue consists of fees paid based on contracted hourly rates for full time equivalent employees working on a project. A minority of the Company's revenue is derived from development and fixed fee revenue, which was approximately $300,000 in fiscal 2004, and similar minor amounts in 2003 and 2002, and per-compound revenue, which was approximately $8 million in fiscal 2004.

      a.
      Please clarify for us why it is appropriate, under SAB Topic 13.A.3 (SAB 104), to recognize revenue from fees under collaboration agreements on a monthly basis as work is performed. In so doing, please tell us whether these agreements have any output measures upon which the fees should be recognized as revenue. If not, please clarify why monthly recognition is consistent with your pattern of performance.

        Response: The revenue generated under the Company's collaboration agreements is largely recognized on a monthly basis for fees paid to the Company as work is performed. These agreements contain no output measures or requirements and typically call for a specific level of resources as measured by the number of full time equivalent employees working a defined number of hours per year at a stated price under the agreement. The Company therefore records this revenue based on hours worked consistent with the agreements.

      b.
      Please tell us why recognizing development and fixed-fee revenue is recognized on a percentage-of-completion basis complies with GAAP. In so doing, please cite the specific literature that supports using this basis for what would effectively appear to be a service transaction, in light of footnote 1 of SOP 81-1.

        Response: The disclosure relating to development and fixed-fee revenue relates to the recognition of revenue received for the Company's custom libraries. The Company no longer sells its custom libraries, however, and the revenue recognized during fiscal year 2004 for custom libraries was insignificant. Consequently, the Company does not believe that the disclosure was necessary in the Form 10-K and intends to delete it from its future filings.

      c.
      Please clarify for us why it is appropriate, under SAB Topic 13.A.3 (SAB 104), to recognize per-compound revenue as compounds are shipped. In so doing, please tell us whether the title and risk of loss pass at shipment.

        Response: Per compound revenue is recognized as compounds are shipped because the agreements are priced on a per compound basis and title and risk of loss passes upon shipment based on standard shipping terms of FOB Boulder Colorado.

      d.
      Please tell us why it is appropriate to only recognize a portion of milestone payments when you have met the contracted performance criterion and to recognize the remaining portion over the remainder of the research program.

        Response: Milestones are recognized as revenue when contractually earned to the extent the related program is completed. To the extent the Company still has obligations under a program, the remaining recognition occurs over the period in which the Company must fulfill the obligations. Typically, the obligations include the performance of research at a stated full time equivalent level for a stated period of time.

      e.
      Please tell us whether you have revenue arrangements with multiple deliverables. If so, please tell us how you determine the units of accounting and why the adoption of E1TF 00-21 did not have a significant impact on your financial statements.

        Response: The Company from time to time has arrangements with multiple deliverables. For example, the Company has collaborations that include research funding combined with lead generation libraries and research funding combined with the out-licensing of programs or compounds. Typically, these types of agreements call for a constant level of research commitment. The Company will therefore recognize all revenue over the life of the contract as research funding is performed. The Company was following the conceptual framework of EITF 00-21 prior to its issuance and follows it subsequent to its issuance.

  8.
  As you appear to derive revenue from both products and services but do not segregate the amount of net sales attributable to each, please tell us how and where you have complied or propose to comply with Rule 5-03.1 of Regulation S-X and paragraph 37 of SFAS 131.

    Response: The Company's revenue is derived from scientific research and drug development activities to discover drug candidates, which consist of similar processes and activities whether the Company provides a service, delivers a product or a combination of both. The primary revenue producing activities the Company performs include: searching and studying scientific literature, performing chemical synthesis to create a compound, analyzing the compound, purifying the compound as needed and possibly performing additional tests on the compound to determine various drug characteristics. The Company engages in these activities whether the Company is delivering products, such as Optimer building blocks and lead generation libraries, or providing services, such as lead optimization, custom libraries and custom synthesis.

    The Company's agreements primarily involve the provision of drug discovery and development services, but may also involve the delivery of compounds, typically for use by the collaborator for research purposes relating to the collaboration. The only identifiable distinction between a product and service is where a compound is made prior to the collaboration, which could be characterized as delivery of a product, and the manufacture of a compound in the course of an ongoing collaboration, which is typically considered a service. This distinction has no practical significance to the manner in which the Company manages its business or derives its revenues, however, and becomes further obscured under some of its collaboration agreements where the customer has negotiated receipt or use of a previously made compound as a tool to be used in the overall collaboration. In these cases, the agreements do not provide for separate payments for activities which may be considered services and for the delivery of the compound.

    Currently, the Company generates revenue under agreements that consist both of products and services based on the specific needs of particular customers without separate pricing. The Company does not sell its services and products to customers based on discreet pricing, but rather negotiates the terms of its agreements based on the individual needs of customers that are seeking the Company's drug development expertise and capabilities. Further, the Company does not track or otherwise manage its business by a delineation of revenue sources between products and services. Therefore, the Company does not believe that it has a separate identifiable revenue source as contemplated by Rule 5-03(b)(1) of Regulation S-X.

3. Balance Sheet Components, page 54

  9.
  We noted your disclosure about your net inventories and have the following comments:

    a.
    We noted that it is not expected that Lead Generation Libraries will be a significant source of revenues in future periods and that no new Lead Generation Libraries will be produced other than for your own proprietary research. In light of this disclosure, please tell us whether the net amount related to Lead Generation Libraries (i) is solely recoverable as a source for what is not expected to be significant revenues or (ii) is partially recoverable through its use in your own proprietary research. If (ii), please tell us why these amounts were capitalized as inventory, and cite the specific accounting guidance that supports your accounting.

    b.
    We noted that fine chemicals are the starting materials for Lead Generation Libraries. As you disclosed that no new Lead Generation Libraries will be produced other than for your own proprietary research, please tell us why the fine chemicals continue to be capitalized as inventory and cite the specific accounting guidance including FAS 2 that supports your accounting.

    Response: The net amount related to Lead Generation Libraries was recovered during the three-month period ended December 31, 2004 when the Company sold compounds that represented the remaining net book value of the Lead Generation Library inventory. At December 31, 2004, fully reserved Lead Generation Library inventory of $4.4 million was applied to the previously established reserves, having no impact on the reported results of operations.

    The Company continues to use fine chemicals for collaborations and its proprietary drug discovery programs and continues to capitalize fine chemicals because of the ongoing value in these uses. Because of the ongoing value and alternative uses, the Company believes it is following FAS 2 by capitalizing these purchases and expensing them when consumed. The applicable portion of FAS 2 states: the costs of materials acquired for research and development activities that have alternative future uses (in research and development projects or otherwise) shall be capitalized as tangible assets when acquired.

    However, in light of the Company's evolving business model and increased focus on its proprietary programs, the Company continues to evaluate its use of fine chemicals and has discussed with the Audit Committee and its independent registered accountants whether it is appropriate to continue to capitalize fine chemicals. The Company's independent registered accountants have informed the Company that a change in its accounting of fine chemicals would require the Company to obtain a preferability letter or guidance from the Staff that a preferability letter would not be required. The Company intends to submit a separate letter to the Office of the Chief Accountant and the Staff further detailing the related facts and the basis for a change in its accounting of fine chemicals and requesting guidance on this topic.

11. Income Taxes, page 58

  10.
  We noted that you recorded a valuation allowance because you were unable to determine that it was more likely than not that the deferred tax asset would be realized. Please tell us how this complies with paragraph 17(e) of SFAS 109, which requires a valuation allowance if, based on the available evidence, it is more likely than not that some or all of these assets will not be realized. As such, for you to record a valuation allowance, you apparently would have had to make an affirmative determination about the likelihood of not realizing some or all of the asset. Please also clarify this in your disclosures.

    Response: The Company confirms that it has made an affirmative determination that, based on the available evidence, it was more likely than not that some or all of the deferred tax assets would not be realized. The Company believes that its disclosure in the notes to its financial statements on page 59 complies with paragraph 17(e) of SFAS 109, although phrased in the negative, and is not misleading. The Company appreciates the Staff's comment, however, and will modify its disclosure beginning with the Fiscal 2005 Form 10-K to clarify the Company's affirmative determination concerning the likelihood of realizing some or all of the deferred tax assets.

Form 10-Q for the quarterly period ended March 31, 2005

Part I—Item 1. Financial Statements

Condensed Statements of Operations, page 4

  11.
  We noted that your cost of revenue now include related research and development, but that you continue to separately present research and development for proprietary drug discovery. Please clarify for us why you think this presentation is appropriate. In addition, please tell us where you disclosed total research and development expense, as required by paragraph 13 of SFAS 2.

    Response: The expenses included in "Research and development for proprietary drug discovery" consist of the research and development expenses required to be reported by SFAS 2. The Company also performs research and development related activities for its collaborators. All of the costs associated with these activities are included in "Cost of revenue including related research and development" and are not required to be reported as research and development expenses (as suggested by paragraph 2 of SFAS 2) as they consist of reimbursed research and development activities conducted for collaborators.

    The Company previously separately identified research and development expenses for its proprietary programs and for its collaborations. Research and development expenses for collaborations consisted of costs for the development of the Company's custom libraries, Lead Generation Libraries and Optimer building blocks where technological feasibility had not yet been proven. These costs have decreased significantly, however, and the Company eliminated them as a separate line item from its financial statements. Currently, all costs associated with research and development related activities for collaborations are not of the type required to be reported as research and development expenses by SFAS 2 and are appropriately included in cost of revenue.

    When it eliminated the line item for research and development activities for collaborators, the Company determined to identify cost of revenue in the line item of its financial statements as "Cost of revenue including related research and development" to indicate that the research or development related activities that it performs under its collaborations are included in cost of revenue. The Company recognizes that deleting "including related research and development" from the cost of revenue heading may be clearer to investors and will make that change in its future filings.

* * * * *

        The Company's written acknowledgement is annexed to this letter in accordance with the Staff's request in its comment letter.

        Please do not hesitate to call the undersigned at (202) 637-5737 or Carin Kutcipal at (720) 406-5362 if you have further comments or if you require any additional information.

Sincerely,
/s/ Alan L. Dye
Alan L. Dye

Enclosures

cc: R. Michael Carruthers

ARRAY BIOPHARMA INC.
3200 Walnut Street
Boulder, Colorado 80301

June 16, 2005

United States Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549
Mail Stop 6010
Attention: Jim B. Rosenberg
                  Division of Corporate Finance

Re:	Array BioPharma Inc. Form 10-K for the fiscal year ended June 30, 2004 Form 10-Q for the quarterly period ended March 31, 2005 File No. 001-16633

Ladies and Gentlemen:

        Pursuant to your letter dated May 27, 2005 (the "Comment Letter") to R. Michael Carruthers, Chief Financial Officer of Array BioPharma Inc. (the"Company"), with respect to the above captioned annual report on Form 10-K for the Company's fiscal year ended June 30, 2004 (the "Form 10-K") and the quarterly report on Form 10-Q for the Company's fiscal quarter ended March 31, 2005 (the "Form 10-Q"), the Company hereby acknowledges that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  •
  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

  •
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ R. MICHAEL CARRUTHERS R. Michael Carruthers Chief Financial Officer